Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the three and six months ended
June 30, 2016

July 27, 2016

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated July 27, 2016 is intended to supplement HudBay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2016 and 2015 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries as at June 30, 2016. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Augusta” and “Hudbay Arizona” refer to HudBay Arizona Corporation (formerly named Augusta Resource Corporation), our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project.

Readers should be aware that:

−

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) that are subject to risk factors set out in a cautionary note contained in our MD&A.

−	Effective July 1, 2015, we changed our presentation currency to US dollars from Canadian dollars.
−

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

−	We use a number of non-IFRS financial performance measures in our MD&A.
−	The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the “Notes to Reader” discussion beginning on page 32 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), audited consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to become a top-tier operator of long-life, low-cost mines in the Americas. Our mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

SUMMARY

In the second quarter of 2016, cash generated from operating activities increased to $137.5 million from $10.4 million in the second quarter of 2015. In addition, operating cash flow before change in non-cash working capital increased to $75.1 million in the current quarter from $17.0 million in the same quarter of 20151. Operating cash flow in the quarter benefited from substantially higher copper and precious metals sales volumes due to the Constancia project reaching commercial production on April 30, 2015. The increase in sales volumes and associated economies of scale more than offset the decline in realized sales prices of copper and zinc metals compared to the same quarter last year.

The net loss and loss per share in the second quarter of 2016 were $5.7 million and $0.02, respectively, compared to net loss and loss per share of $44.3 million and $0.19, respectively, in the second quarter of 2015. In the comparable period last year, there was an asset impairment charge of $19.9 million as a result of the decision not to proceed with construction of the new concentrator at Lalor following the acquisition of the New Britannia mine and mill (the “NBM Mill”).

Net loss and loss per share in the second quarter of 2016 was affected by, among other things, the following item:

	Pre-tax loss	After-tax loss	Per share loss
	($ millions)	($ millions)	($/share)
Non-cash deferred tax adjustments	-	(8.4)	(0.04)

Notwithstanding lower copper and zinc realized prices, revenues nearly doubled and gross profit increased more than ten-fold compared to the same quarter last year as a result of higher sales volumes and cost optimization at our operations. As a result of production growth and ongoing cost optimization initiatives, consolidated cash cost, net of by-product credits, declined to $0.83 per pound of copper produced from $1.28 per pound in the second quarter of 2015. Similarly, incorporating sustaining capital, capitalized exploration, royalties and corporate general and administrative (“G&A”) costs, consolidated all-in sustaining cash cost, net of by-product credits, declined to $1.42 per pound from $2.28 per pound in the second quarter of 20151.

Sales of copper contained in concentrate lagged production in the second quarter of 2016 mainly as a result of a delay in loading a 20,000 tonne parcel of concentrate at the port of Matarani in Peru due to extended ocean swells in late June. Concentrate inventory at the Constancia mine site and the Matarani port are currently at normal working levels.

During the second quarter, a Canadian chartered bank joined the syndicate for our Canadian and Peruvian senior secured revolving credit facilities (the “Facilities”) with $30.0 million in new commitments, bringing total commitments under the Facilities to $530.0 million. Including this additional credit availability, cash flow generated from the business and collection of Peruvian sales tax refunds during the quarter, total liquidity at June 30, 2016 was $293.5 million, compared to $190.1 million at March 31, 2016.

The cost reduction initiatives announced on February 24, 2016 are on track to meet our targets for 2016. Based on these efforts and operating results to date, we expect to meet all of our production, operating and capital cost guidance.

We declared a semi-annual dividend of $0.01 per share on July 27, 2016. The dividend will be paid on September 30, 2016 to shareholders of record as of September 9, 2016.

____________________________________________
1 Cash cost and all-in sustaining cash cost, net of by-product credits, per pound of copper produced, operating cash flow before change in non-cash working capital, and operating cash flow per share are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 25 of this MD&A.

KEY FINANCIAL AND PRODUCTION RESULTS

Financial Condition
(in $ thousands)	Jun. 30, 2016	Dec. 31, 2015
Cash and cash equivalents	141,903	53,852
Total long-term debt	1,309,700	1,274,880
Net debt [1]	1,167,797	1,221,028
Working capital	112,865	57,613
Total assets	4,551,578	4,479,585
Equity	1,771,256	1,787,290

Financial Performance		Three months ended		Six months ended
(in $ thousands, except per share and		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
cash cost amounts)		2016	2015	2016	2015
Revenue		246,975	150,889	500,600	279,602
Profit (loss) before tax		6,557	(45,818)	(10,331)	(57,298)
Loss		(5,703)	(44,290)	(21,491)	(64,127)
Basic and diluted loss per share		(0.02)	(0.19)	(0.09)	(0.27)
Cash generated from operating activities		137,521	10,433	239,071	10,747
Operating cash flows before change in non-cash working capital [1]		75,059	17,022	146,945	33,923
Operating cash flow per share [1]		0.32	0.07	0.62	0.14
Cash cost per pound of copper produced, net of by-product credits [1]		0.83	1.28	0.97	1.33
All-in sustaining cash cost per pound of copper produced, net of by-product credits [1]		1.42	2.28	1.59	2.39
Production
Contained metal in concentrate[2]
Copper	tonnes	45,892	36,212	84,771	51,220
Gold	oz	29,705	23,217	56,949	46,892
Silver	oz	996,511	779,364	1,719,427	1,090,232
Zinc	tonnes	26,456	23,486	49,832	46,392

Metal Sold
Payable metal in concentrate
Copper	tonnes	36,834	25,868	78,753	36,863
Gold	oz	26,755	15,175	44,472	27,525
Silver	oz	715,873	428,095	1,490,182	528,411
Refined zinc	tonnes	23,728	25,657	49,148	49,436

[1]

Net debt, operating cash flow before change in non-cash working capital, operating cash flow per share, cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 25 of this MD&A.

[2]	Metal reported in concentrate is prior to deductions associated with smelter contract terms.

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Six months ended		Guidance [1]
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
		2016	2015	2016	2015	2016
Ore mined	tonnes	6,526,635	7,235,552	13,359,315	8,388,021
Copper	%	0.64	0.66	0.61	0.63
Gold	g/tonne	0.09	0.04	0.07	0.05
Silver	g/tonne	4.75	5.47	4.24	5.38
Ore milled	tonnes	6,726,277	6,583,232	12,976,109	9,016,714
Copper	%	0.62	0.61	0.60	0.56
Gold	g/tonne	0.08	0.06	0.07	0.07
Silver	g/tonne	5.42	6.12	5.10	5.90

Copper concentrate	tonnes	139,745	93,994	254,283	109,844
Concentrate grade	% Cu	24.83	28.17	25.11	27.78

Copper recovery	%	82.7	66.3	82.3	60.3
Gold recovery	%	51.3	30.9	49.1	28.2
Silver recovery	%	66.4	45.6	60.5	40.3

Combined unit operating costs [1]	$/tonne	7.88	9.22	7.82	9.22	7.30 - 8.20

[1]

Reflects combined mine and mill costs per tonne of ore milled. Peru operations combined mine and mill unit costs include G&A, reflects the deduction of expected capitalized stripping costs and excludes costs and tonnes associated with pre-commercial production output.

During the second quarter of 2016, Constancia mining operations and cost optimization continued as planned. Ore mined during the second quarter of 2016 decreased by 10% as ore production rates were aligned to mill throughput rates. Mined and milled copper grades in the second quarter of 2016 were consistent with the same period in 2015. Mill throughput during the second quarter of 2016 was affected by higher than expected liner wear in the semi-autogenous grinding (SAG) mills. These affected liners were successfully replaced in July 2016.

Optimization of plant performance remains the primary focus for Constancia. Total copper recovery in the second quarter of 2016 was 82.7%, compared to 66.3% in the same period last year as oxidized copper in the ore feed was lower in 2016 and the metallurgy associated with the varying ore types is better understood.

Combined unit operating costs for the second quarter and year-to-date 2016 were within guidance expectations for 2016, notwithstanding the reduced throughput associated with the replacement of the trunnions on one of the grinding circuits.

Concentrate inventory levels in Peru were maintained well within normal working levels during the second quarter of 2016 with a temporary increase at the port due to extended ocean swells in late June. The port expansion at Matarani was completed at the end of June 2016, which improved access to our designated pier and reduced port costs.

		Three months ended		Six months ended		Guidance
Contained metal in		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
concentrate produced		2016	2015	2016	2015	2016

Copper	tonnes	34,699	26,474	63,842	30,515	110,000 -	130,000
Gold	oz	8,625	3,941	14,376	5,567
Silver	oz	778,448	590,892	1,287,442	689,213
Precious metals[1]	oz	19,745	12,381	32,768	15,413	50,000 -	65,000

[1]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

During the second quarter of 2016, production of copper, gold and silver increased by 31%, 119% and 32%, respectively, compared to the same period in 2015. Year-to date production of copper, gold and silver were 109%, 158% and 87% higher than the same period in 2015. This growth reflects the ramp-up of Constancia to full production and the improvements in recoveries made in the last year.

Constancia's metal production and combined mine, mill and G&A unit operating costs are expected to be within guidance ranges for 2016.

Peru Cash Cost and Sustaining Cash Cost per Pound of Copper Produced

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2016	2015	2016	2015
Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	0.97	1.23	1.05	1.23

Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	1.39	2.10	1.44	2.10

[1]

Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 25 of this MD&A.

Cash cost, net of by-product credits, for the three and six months ended June 30, 2016 was $0.97 and $1.05 per pound of copper produced, a decrease from the same periods in 2015 of 21% and 15%, respectively, which reflect ongoing plant optimization and cost reduction initiatives.

Sustaining cash cost, net of by-product credits, for the three and six months ended June 30, 2016 was $1.39 and $1.44 per pound of copper produced, a decrease from the same period in 2015 of 34% and 31%, respectively, as a result of the same factors affecting cash cost.

Metal Sold

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2016	2015	2016	2015
Payable metal in concentrate
Copper	tonnes	26,562	18,405	57,835	18,405
Gold	oz	4,157	3,223	11,537	3,223
Silver	oz	482,332	319,897	1,148,415	319,897

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2016	2015	2016	2015

777
Ore	tonnes	334,718	264,882	692,258	604,809
Copper	%	1.57	2.03	1.57	2.09
Zinc	%	2.52	2.73	2.76	2.98
Gold	g/tonne	1.39	1.43	1.36	1.63
Silver	g/tonne	17.26	17.88	17.44	19.30

Lalor
Ore	tonnes	281,136	246,809	543,034	440,593
Copper	%	0.55	0.73	0.57	0.76
Zinc	%	7.31	7.73	6.79	7.88
Gold	g/tonne	2.15	2.62	2.34	2.60
Silver	g/tonne	20.32	21.32	20.05	21.59

Reed [1]
Ore	tonnes	114,452	112,504	225,913	231,149
Copper	%	4.87	3.12	4.63	2.96
Zinc	%	0.45	0.93	0.63	0.80
Gold	g/tonne	0.60	0.59	0.57	0.60
Silver	g/tonne	7.47	6.21	7.34	6.45

Total Mines
Ore	tonnes	730,306	624,195	1,461,205	1,276,551
Copper	%	1.70	1.71	1.67	1.79
Zinc	%	4.04	4.38	3.93	4.28
Gold	g/tonne	1.56	1.75	1.60	1.78
Silver	g/tonne	16.90	17.14	16.85	17.76

[1]	Includes 100% of Reed mine production.

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
Unit Operating Costs		2016	2015	2016	2015

Mines
777	C$/tonne	50.64	64.48	50.81	58.42
Lalor	C$/tonne	63.48	76.39	66.20	73.52
Reed	C$/tonne	43.51	67.44	44.62	65.63
Total Mines	C$/tonne	55.01	69.85	56.11	64.90

Ore mined at our Manitoba mines during the second quarter of 2016 increased by 17% compared to the same period in 2015 as a result of increased production at Lalor and 777. Copper grades were higher at Reed as a result of the stopes mined. This was offset by lower copper grades at our 777 and Lalor mines, as expected. Silver grades in the second quarter of 2016 were in line with the same period in 2015, while zinc and gold grades were lower than the second quarter of 2015 by 8% and 11%, respectively. Unit operating costs for all Manitoba mines for the second quarter of 2016 declined by 21% compared to the same period in 2015, reflecting ongoing cost reduction efforts and increased production. Reed mine unit operating costs decreased by 35% compared to the same period in 2015, due to cost reduction efforts as well as higher proportion of capitalized development to expensed development compared to the second quarter of 2015.

Year-to-date ore production at our Manitoba mines was 14% higher than the same period in 2015 as a result of higher production at our Lalor and 777 mines. 2016 year-to-date copper, zinc, gold and silver grades were lower than the same period in 2015 by 7%, 8%, 10% and 5%, respectively, primarily related to lower grades at our Lalor and 777 mines. 777 grades are in line with mine plan expectations and Lalor grades are lower due to stope sequencing. Year-to-date total mine unit costs were 14% lower than the same period in 2015, reflecting ongoing cost reduction efforts and increased production.

Processing Facilities

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2016	2015	2016	2015
Flin Flon Concentrator
Ore	tonnes	437,759	375,669	866,389	839,156
Copper	%	2.39	2.33	2.27	2.32
Zinc	%	2.06	2.20	2.29	2.36
Gold	g/tonne	1.20	1.17	1.18	1.34
Silver	g/tonne	14.87	14.36	15.12	15.65

Copper concentrate	tonnes	40,964	36,029	76,072	76,450
Concentrate grade	% Cu	24.05	22.76	24.10	23.54

Zinc concentrate	tonnes	13,770	13,224	30,574	31,989
Concentrate grade	% Zn	51.35	50.26	51.48	50.44

Copper recovery	%	94.0	93.6	93.1	92.6
Zinc recovery	%	78.3	80.5	79.2	81.6
Gold recovery	%	60.9	55.5	59.5	59.5
Silver recovery	%	55.9	53.8	56.3	54.6

Contained metal in concentrate produced
Copper	tonnes	9,850	8,201	18,333	17,998
Zinc	tonnes	7,071	6,648	15,739	16,137
Precious metals[1]	oz	11,910	9,209	22,964	24,798

Snow Lake Concentrator
Ore	tonnes	285,434	249,217	542,534	424,313
Copper	%	0.57	0.73	0.58	0.76
Zinc	%	7.33	7.73	6.80	8.00
Gold	g/tonne	2.14	2.68	2.36	2.59
Silver	g/tonne	20.22	21.52	20.29	21.61

Copper concentrate	tonnes	6,682	7,709	12,593	13,349
Concentrate grade	% Cu	20.10	19.96	20.61	20.29

Zinc concentrate	tonnes	37,464	32,299	66,592	58,486
Concentrate grade	% Zn	51.74	52.13	51.20	51.73

Copper recovery	%	81.9	84.2	81.9	84.3
Zinc recovery	%	92.7	87.4	92.4	89.2
Gold recovery	%	55.1	53.2	55.9	56.2
Silver recovery	%	54.5	55.2	55.1	57.8

Contained metal in concentrate produced
Copper	tonnes	1,343	1,537	2,596	2,707
Zinc	tonnes	19,385	16,838	34,093	30,255
Precious metals[1]	oz	12,285	12,759	25,780	22,256

[1]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Unit Operating Costs		2016	2015	2016	2015	2016

Concentrators
Flin Flon	C$/tonne	16.64	15.22	16.23	14.88
Snow Lake	C$/tonne	21.09	25.49	21.38	28.10
Combined mine/mill unit operating costs [1]
Manitoba	C$/tonne	87.63	107.11	91.09	102.77	80 - 100

[1]

Reflects combined mine, mill and G&A costs per tonne of milled ore. Includes the cost of ore purchased from our joint venture partner at Reed mine. For 2015, combined mine and mill unit operating costs have been restated on the same basis for consistency.

Ore processed in the Flin Flon concentrator in the second quarter of 2016 was 17% higher than the same period in 2015 primarily as a result of higher production at our 777 mine. Gold and silver recoveries were higher in the second quarter of 2016 compared to the same period in 2015 as a result of higher head grades, while zinc recovery was slightly lower due to lower zinc head grades. Unit operating costs at the Flin Flon concentrator were 9% higher in the second quarter of 2016 compared to the same period in 2015 as a result of higher maintenance expenditures. Ore processed in the Snow Lake concentrator in the second quarter of 2016 was 15% higher than the same period in 2015 as a result of higher production at the Lalor mine. Unit operating costs at the Snow Lake concentrator were 17% lower in the second quarter of 2016 compared to the second quarter of 2015 as a result of increased production.

Ore processed year-to-date in 2016 in Flin Flon was 3% higher than the same period in 2015 as a result of higher mine production, partially offset by unscheduled maintenance. 2016 year-to-date recoveries of all metals were fairly consistent with the same period in 2015. 2016 year-to-date unit operating costs at the Flin Flon concentrator were 9% higher than the same period in 2015 as a result of lower production in the first quarter of 2016 due to unscheduled maintenance as well as increased maintenance costs. Ore processed year-to-date in Snow Lake was 28% higher than the same period in 2015 as a result of higher production at Lalor. 2016 year-to-date copper, gold and silver recoveries were lower than the same period in 2015 as a result of lower copper grades. 2016 year-to-date unit operating costs at the Snow Lake concentrator were 24% lower than the same period in 2015 as a result of higher production throughout 2016.

Manitoba combined mine, mill and G&A unit operating costs in the second quarter and year-to-date in 2016 were 18% and 11% lower, respectively, than in the same periods in 2015 as a result of higher overall production and ongoing cost reduction initiatives, and were in line with full year guidance expectations.

		Three months ended		Six months ended		Guidance[1]
Manitoba contained metal in		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
concentrate produced [1,2]		2016	2015	2016	2015	2016

Copper	tonnes	11,193	9,738	20,929	20,705	40,000 -	50,000
Zinc	tonnes	26,456	23,486	49,832	46,392	100,000 -	125,000
Gold	oz	21,080	19,276	42,573	41,325
Silver	oz	218,063	188,472	431,985	401,019

Precious metals[3]	oz	24,195	21,968	48,744	47,053	95,000 -	115,000

[1]	Includes 100% of Reed mine production.
[2]	Metal reported in concentrate is prior to deductions associated with smelter terms.
[3]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

During the second quarter of 2016, overall Manitoba production of copper, zinc, gold and silver were higher by 15%, 13%, 9% and 16%, respectively, as compared to the same period in 2015 as a result of higher mill throughput, offset by lower grades when compared to the same quarter in 2015.

During the first half of 2016, overall Manitoba production of copper, zinc, gold and silver were higher by 1%, 7%, 3% and 8%, respectively, as compared to the same period in 2015 as a result of the same factors that impacted second quarter production.

Manitoba’s metal production and combined mine, mill and G&A unit operating costs are expected to be within guidance ranges for 2016.

Zinc Plant

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Zinc Production		2016	2015	2016	2015	2016

Zinc Concentrate Treated
Domestic	tonnes	47,206	45,277	99,021	86,190
Purchased	tonnes	-	7,008	-	16,407
Total	tonnes	47,206	52,285	99,021	102,597	195,000-240,000

Refined Metal Produced
Domestic	tonnes	22,859	21,928	47,136	41,960
Purchased	tonnes	-	3,594	-	8,343
Total	tonnes	22,859	25,522	47,136	50,303	100,000-120,000

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Unit Operating Costs		2016	2015	2016	2015	2016
Zinc Plant [1]	C$/lb	0.48	0.42	0.48	0.45	0.38 - 0.46

[1]	Zinc unit operating costs include G&A costs. For 2015, zinc unit operating costs have been restated to include G&A costs for consistency.

Production of cast zinc in the second quarter of 2016 and year-to-date was 10% and 6% lower, respectively, compared to the same periods in 2015 due to limitations on zinc concentrate availability and the biennial maintenance shutdown which was completed during the second quarter. Operating costs per pound of zinc metal produced in the second quarter of 2016 and year-to-date were 13% and 7% higher, respectively, compared to the same periods in 2015, for the same reasons. Refined zinc metal production and operating costs are expected to be within guidance ranges for 2016.

Manitoba Cash Cost and Sustaining Cash Cost per Pound of Copper Produced

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2016	2015	2016	2015
Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	0.37	1.37	0.73	1.42

Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	1.10	2.11	1.67	2.20

[1]

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 25 of this MD&A.

In Manitoba, cash cost, net of by-product credits, in the second quarter and year-to-date 2016 was $0.37 and $0.73 per pound of copper produced, a decrease of 73% and 49% per pound, respectively, compared to the same periods in 2015. The decrease is largely the effect of decreased purchases of zinc concentrate for processing, a decrease in general support costs as a result of cost reduction initiatives, and a reduction in costs in US dollar terms as a result of the weaker Canadian dollar versus the US dollar. Cash cost was also positively impacted by increased copper production and increased sales of precious metals.

The Manitoba sustaining cash cost, net of by-product credits, in the second quarter and year-to-date in 2016 was $1.10 and $1.67 per pound of copper produced, a decrease of 48% and 24% per pound, respectively, compared to the same periods in 2015, and was affected by the same factors impacting results in the second quarter.

Metal Sold

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2016	2015	2016	2015

Payable metal in concentrate
Copper	tonnes	10,272	7,463	20,918	18,458
Gold	oz	22,598	11,952	32,935	24,302
Silver	oz	233,541	108,198	341,767	208,514

Refined zinc	tonnes	23,728	25,657	49,148	49,436

FINANCIAL REVIEW

Financial Results

In the second quarter of 2016, we recorded a loss of $5.7 million compared to a loss of $44.3 million for the same period in 2015, a decrease in losses of $38.6 million.

Year-to-date 2016, we recorded a loss of $21.5 million compared to a loss of $64.1 million in the same period in 2015, a decrease in losses of $42.6 million.

The following table provides further details on these variances:

	Three months ended	Six months ended
(in $ millions)	Jun. 30, 2016	Jun. 30, 2016

Increase (decrease) in components of profit or loss:
Revenues	96.1	221.0
Cost of sales
Mine operating costs	(18.9)	(79.7)
Depreciation and amortization	(33.5)	(82.3)
Asset impairment	19.9	19.9
Finance expense	(11.0)	(37.4)
Other	(0.2)	5.4
Tax	(13.8)	(4.3)

Decrease in loss in 2016 compared to 2015	38.6	42.6

Revenue

Revenue for the second quarter of 2016 was $247.0 million, $96.1 million higher than the same period in 2015, primarily as a result of higher sales volumes resulting from commercial production being achieved at Constancia. This increase was partially offset by lower realized prices and higher treatment and refining charges.

Year-to-date revenue was $500.6 million, $221.0 million higher than the same period in 2015, due to the same factors that affected second quarter results. The following table provides further details of this variance:

	Three months ended	Six months ended
(in $ millions)	Jun. 30, 2016	Jun. 30, 2016

Metals prices[1]
Lower copper prices	(40.9)	(85.7)
Lower zinc prices	(7.6)	(19.2)
Higher gold prices	2.3	6.7
Higher silver prices	0.6	0.2

Sales volumes
Higher copper sales volumes	63.2	241.7
Lower zinc sales volumes	(4.6)	(0.7)
Higher gold sales volumes	15.5	16.8
Higher silver sales volumes	5.3	14.2

Other
Derivative mark-to-market increase	3.9	8.1
Pre-production revenue decrease	65.6	65.6
Other volume and pricing differences	(0.4)	(0.4)
Effect of higher treatment and refining charges	(6.8)	(26.3)

Increase in revenue in 2016 compared to 2015	96.1	221.0

[1]	See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ millions)	2016	2015	2016	2015

Copper	171.3	149.0	369.9	213.4
Zinc	52.0	60.4	102.5	114.2
Gold	36.6	19.0	57.5	34.2
Silver	12.9	7.0	23.4	9.0
Other	0.6	0.7	1.3	2.1
Gross revenue[1]	273.4	236.1	554.6	372.9
Treatment and refining charges	(26.4)	(19.6)	(54.0)	(27.7)
Pre-production revenue	-	(65.6)	-	(65.6)

Revenue	247.0	150.9	500.6	279.6

[1]

Copper, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including fixed for floating swaps, that are included in realized prices. Zinc revenues include unrealized gains and losses related to non-hedge derivative contracts that are not included in realized prices.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

Beginning with reporting for the three months and years ended December 31, 2015 and 2014, we have amended the methodology for determining realized prices. For sales of copper, gold and silver where there are outstanding non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements, we will no longer remove the impact of derivative mark-to-market adjustments on QP hedges included in revenues reported in the consolidated financial statements. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts, so this change is expected to result in a realized price that is better reflective of the proceeds we expect to receive. There has been no change in the realized price calculation methodology for zinc or where copper, gold and silver are being hedged using derivatives other than QP hedges.

Our realized prices for the second quarter and year-to-date 2016 and 2015 are summarized below:

			Realized prices[1] for the			Realized prices[1] for the
			Three months ended			Six months ended
		LME QTD	Jun. 30,	Jun. 30,	LME YTD	Jun. 30,	Jun. 30,
		2016[2]	2016	2015	2016[2]	2016	2015

Prices
Copper	$/lb	2.15	2.11	2.61	2.13	2.13	2.64
Zinc[3]	$/lb	0.87	0.93	1.08	0.81	0.88	1.06
Gold[4]	$/oz		1,368	1,239		1,293	1,236
Silver[4]	$/oz		18.09	16.40		15.70	16.98

1

Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

[2]	London Metal Exchange average for copper and zinc prices.
[3]

Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues. For the three months ended June 30, 2016, the unrealized component of the zinc derivative resulted in a gain of $0.06/lb. For the three months ended June 30, 2015, the unrealized component of the zinc derivative resulted in a loss of $0.01/lb.

[4]

Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 16.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended June 30, 2016
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total

Revenue per financial statements	171.3	52.0	36.6	12.9	0.6	273.4
Derivative mark-to-market [5]	-	(3.3)	-	-	-	(3.3)
Revenue, excluding mark-to-market on non-QP hedges	171.3	48.7	36.6	12.9	0.6	270.1
Payable metal in concentrate sold [1]	36,834	23,728	26,755	715,873	-	-
Realized price [2,4]	4,650	2,052	1,368	18.09	-	-
Realized price [3,4]	2.11	0.93	-	-	-	-
Six months ended June 30, 2016
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	369.9	102.5	57.5	23.4	1.3	554.6
Derivative mark-to-market [5]	-	(7.1)	-	-	-	(7.1)
Revenue, excluding mark-to-market on non-QP hedges	369.9	95.4	57.5	23.4	1.3	547.5
Payable metal in concentrate sold [1]	78,753	49,148	44,472	1,490,182	-	-
Realized price [2,4]	4,697	1,940	1,293	15.70	-	-
Realized price [3,4]	2.13	0.88	-	-	-	-
Three months ended June 30, 2015
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	149.0	60.4	19.0	7.0	0.7	236.1
Derivative mark-to-market [5]	-	0.6	-	-	-	0.6
Difference in average versus realized exchange rate	0.1	(0.1)	(0.2)	-	-	(0.2)
Revenue, excluding mark-to-market on non-QP hedges	149.1	60.9	18.8	7.0	0.7	236.5
Payable metal in concentrate sold [1]	25,868	25,657	15,175	428,095	-	-
Realized price [2,4]	5,764	2,371	1,239	16.40	-	-
Realized price [3,4]	2.61	1.08	-	-	-	-
Six months ended June 30, 2015
(in $ millions)	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	213.4	114.2	34.2	9.0	2.1	372.9
Derivative mark-to-market [5]	-	1.0	-	-	-	1.0
Difference in average versus realized exchange rate	0.7	0.3	(0.2)	-	-	0.8
Revenue, excluding mark-to-market on non-QP hedges	214.1	115.5	34.0	9.0	2.1	374.7
Payable metal in concentrate sold [1]	36,863	49,436	27,525	528,411	-	-
Realized price [2,4]	5,809	2,338	1,236	16.98	-	-
Realized price [3,4]	2.64	1.06	-	-	-	-

[1]	Copper and zinc shown in tonnes and gold and silver shown in ounces.
[2]	Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
[3]	Realized price for copper and zinc in $/lb.
[4]	Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[5]	Derivative mark-to-market excludes mark-to-market on QP hedges.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Six months ended
		Jun. 30, 2016		Jun. 30, 2016
		Manitoba	Peru	Manitoba	Peru
Gold	oz	10,381	3,340	17,518	8,272
Silver	oz	130,447	482,332	215,870	1,148,415
Gold deferred revenue drawdown rate[1]	$/oz	1,074	436	1,049	436
Gold cash rate [2]	$/oz	404	400	404	400
Silver deferred revenue drawdown rate[1]	$/oz	19.61	7.39	19.14	7.39
Silver cash rate [2]	$/oz	5.96	5.90	5.96	5.90

		Three months ended		Six months ended
		Jun. 30, 2015		Jun. 30, 2015
		Manitoba	Peru	Manitoba	Peru
Gold	oz	9,490	3,223	16,119	3,224
Silver	oz	89,518	319,897	138,779	319,897

Gold deferred revenue drawdown rate[1]	$/oz	994	436	999	436
Gold cash rate [2]	$/oz	400	400	400	400

Silver deferred revenue drawdown rate[1]	$/oz	20.20	7.63	20.26	7.63
Silver cash rate [2]	$/oz	5.90	5.90	5.90	5.90

[1]

Deferred revenue amortization is recorded in Manitoba at C$1,382/oz and C$25.23/oz for gold and silver, respectively, (2015 - C$1,243/oz and C$25.18/oz) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

[2]	The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded.

Cost of Sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2016	2015	2016	2015

Manitoba
Manitoba mines	29,713	33,556	58,768	63,471
Manitoba concentrators	10,326	9,815	19,317	19,749
Zinc plant	16,393	15,468	32,190	32,438
Purchased ore and concentrate (before inventory changes)	4,996	10,549	8,219	23,451
Changes in domestic inventory	3,468	(15,943)	4,962	(18,762)
Depreciation and amortization	31,716	20,988	60,627	46,570
Freight, royalties and profit sharing	6,778	7,421	15,255	16,582
G&A and other charges	7,198	33,486	19,791	47,922
Total Manitoba cost of sales	110,588	115,340	219,129	231,421

Peru
Mine	14,381	8,615	26,913	8,615
Concentrator	27,905	21,380	54,534	21,380
Changes in domestic inventory	(9,873)	(23,761)	(2,788)	(23,761)
Depreciation and amortization	32,030	9,290	77,532	9,290
Freight, royalties and profit sharing	12,952	8,052	29,009	8,052
G&A and other charges	10,701	7,428	20,057	7,428
Total Peru cost of sales	88,096	31,004	205,257	31,004

Cost of sales	198,684	146,344	424,386	262,425

Total cost of sales for the second quarter of 2016 was $198.7 million, reflecting an increase of $52.4 million from the second quarter of 2015. Cost of sales related to Peru was $57.1 million higher as a result of the Constancia mine and concentrator achieving commercial production during the second quarter of 2015. Cost of sales related to Manitoba was $4.7 million lower than the same period in 2015. For Manitoba, depreciation and changes in domestic inventory increased primarily due to the fact that in the prior year there was a build up of concentrate inventory due to rail service limitations which were resolved in the third quarter of 2015. This was partially offset by decreases in purchased zinc concentrate. In addition, in the second quarter of 2016, G&A and other charges decreased by $26.3 million compared to the same period in 2015 primarily due to cost reduction efforts and the fact that the prior year included past service costs of $17.1 million associated with new collective bargaining agreements. For Manitoba, costs incurred in Canadian dollars were lower in US dollar terms in the current period compared to the prior period as a result of the weaker Canadian dollar versus the US dollar.

Year-to date cost of sales for 2016 was $424.4 million, an increase of $162.0 million compared to the same period in 2015. Cost of sales related to Peru was $174.3 million higher as a result of the Constancia mine and concentrator achieving commercial production during the second quarter of 2015. Cost of sales related to Manitoba was $12.3 million lower than the same period in 2015 primarily due to the same factors that impacted the second quarter cost of sales.

For details on unit operating costs refer to the respective tables in the “Operations Review” section beginning on page 4 of this MD&A.

For the second quarter of 2016, other significant variances in expenses, compared to the same period in 2015, include the following:

−

Selling and administrative expenses decreased by $0.7 million. This was mainly the result of a decrease of $2.3 million in general support costs as a result of efforts to reduce discretionary spending. This was partially offset by higher share based compensation expenses from the impact of re-valuing these rewards to a higher common share price at June 30, 2016 compared to March 31, 2016.

−

Asset impairment expenses were $19.9 million in the second quarter of 2015 as a result of the decision not to proceed with the construction of a new concentrator at Lalor following the acquisition of the NBM Mill in May 2015.

−

Finance expenses increased by $11.0 million mostly as a result of the achievement of commercial production at Constancia effective April 30, 2015. This triggered the cessation of capitalization of interest costs associated with our senior unsecured notes resulting in the recognition of approximately $10.1 million of more interest costs on the consolidated interim income statements. In addition, we incurred higher interest costs and amortization of finance fees on our Facilities of $2.8 million, which were a function of drawdowns on these Facilities.

−	Other finance gains decreased by $2.1 million primarily as a result of:

−	Foreign exchange gains decreased by $2.3 million to $1.1 million.
−	Mark-to-market on warrants resulted in losses of $1.2 million in the second quarter of 2016 compared to gains of $0.1 million in the second quarter of 2015.
−

A fair value adjustment on the embedded derivative related to the senior unsecured notes and our gold option liability related to the acquisition of the NBM Mill resulted in a loss of $0.4 million in the second quarter of 2016 compared to a gain of $0.9 million in the second quarter of 2015.

−

Partially offsetting these impacts were disposals, impairment and mark-to-market adjustments on held for trading investments, which resulted in a net gain of $1.2 million during the second quarter of 2016 compared to a loss of $1.6 million during the same period last year.

For 2016 year-to-date, other significant variances in expenses from operations, compared to 2015, include the following:

−

Selling and administrative expenses decreased by $1.6 million. This was mainly the result of a decrease of $2.3 million in general support costs as a result of efforts to reduce discretionary spending.

−

Asset impairment expenses were $19.9 million for year-to-date 2015 as a result of the decision not to proceed with construction of the new concentrator at Lalor following the acquisition of the NBM Mill in May 2015.

−

Finance expenses increased by $37.4 million mostly as a result of the achievement of commercial production at Constancia. This triggered the cessation of capitalization of interest costs associated with our senior unsecured notes resulting in the recognition of approximately $33.1 million of additional interest costs on the consolidated interim income statements. In addition, we incurred higher interest costs and amortization of finance fees on our facilities, which were a function of drawdowns on these Facilities.

−	Other finance losses decreased by $2.3 million primarily as a result of:

−

Foreign exchange losses decreased by $4.9 million to $0.2 million. The reduced losses were mainly a function of a weakening Canadian dollar versus the US dollar in the prior year period which resulted in losses on US denominated long-term debt balances in the Canadian functional currency of the parent entity at that time. Since the parent entity was changed to US functional currency on July 1, 2015, this currency fluctuation no longer has an impact on foreign exchange in the income statements for 2016.

−	Mark-to-market on warrants resulted in losses of $0.8 million in the current year-to-date period compared to losses of $2.6 million in the comparative period in 2015.

−

Disposals, impairment and mark-to-market adjustments on held for trading investments resulted in a net gain of $1.1 million during the current period of 2016 compared to a loss of $2.9 million during the same period last year.

−

Partially offsetting these impacts was the fair value adjustment on the embedded derivative related to the senior unsecured notes and our gold option liability related to the acquisition of the NBM Mill that resulted in a loss of $1.1 million during the second quarter of 2016 compared to a gain of $7.3 million during the same period last year.

Tax Expense (Recovery)

For the three and six months ended June 30, 2016, tax expense increased by $13.8 million and $4.3 million, respectively, compared to the same periods in 2015. The following table provides further details:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2016	2015	2016	2015

Deferred tax expense (recovery) - income tax [1]	5,840	(11,495)	1,018	(4,570)
Deferred tax expense (recovery) - mining tax [1]	1,114	2,690	2,260	2,742
Total deferred tax recovery	6,954	(8,805)	3,278	(1,828)

Current tax expense - income tax	2,114	2,400	3,901	3,766
Current tax expense - mining tax	3,192	4,877	3,981	4,891
Total current tax expense	5,306	7,277	7,882	8,657

Tax expense (recovery)	12,260	(1,528)	11,160	6,829

[1]	Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on the loss before tax for 2016 year-to-date was approximately negative 47.6% (2015 year-to-date - 1.4%) . Applying the estimated Canadian statutory income tax rate of 27.0% to our loss before taxes of $10.3 million would have resulted in a tax recovery of approximately $2.8 million; however, we recorded an income tax expense of $4.9 million (2015 year-to-date recovery - $0.8 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Manitoba statutory income tax rate include:

−

Certain deductible temporary differences with respect to additional liabilities for Manitoba decommissioning and restoration and other employee benefit liabilities were not recognized, as it is was not probable that we would realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations, adjusted for the average annual effective rate methodology, resulting in an increase in deferred tax expense of approximately $4.2 million (2015 year-to-date - $6.5 million);

−

The tax benefit of certain Peruvian expenses was not recognized in the year since it was not considered probable that the benefit of these expenditures would be realized as the tax authorities in Peru would view them as non-deductible expenditures for income tax purposes, resulting in an increase in deferred tax expense of $4.5 million (2015 year-to-date - $0.6 million);

−

Certain deductible temporary differences with respect to our foreign operations are recorded using an income tax rate other than the Canadian statutory income tax rate of 27.0%, resulting in a decrease in deferred tax expense of $2.6 million (2015 year-to-date - $2.1 million);

−

A decrease in the deferred tax expense of $3.0 million due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax bases of the assets change as exchange rates fluctuate, which gives rise to taxable temporary differences; and

−

Increases to our decommissioning and restoration liabilities in Manitoba resulting from a decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $3.7 million (2015 year-to-date - $0.8 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our loss before taxes for 2016 year-to-date of $10.3 million would have resulted in a tax recovery of approximately $1.0 million and we recorded a mining tax expense of $6.2 million (2015 year-to-date - $7.6 million). For year-to date 2016, our effective rate for mining taxes was approximately negative 60.4% (2015 year-to-date - 13.3%) . Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

−	10% of total mining taxable profit if mining profit is $50 million or less;
−	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and
−	17% of total mining taxable profit if mining profits exceed $105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at June 30, 2016 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Secured Revolving Credit Facilities

On March 30, 2016, we amended and restated our Canadian and Peruvian Facilities to consolidate the lender groups and restructure the two Facilities to provide, among other things, more flexible financial covenants. During the second quarter, an additional commitment of $30.0 million was received, bringing total availability under the Facilities to $530.0 million.

As at June 30, 2016, $36.4 million of letters of credit had been advanced under the Canadian Facility to support our reclamation obligations in Manitoba. Including borrowings and letters of credit, a total of $243.4 million was drawn down under the Canadian Facility as at June 30, 2016. As at June 30, 2016, we had $135.0 million owing under the Peruvian Facility, and $151.6 million in undrawn availability under both Facilities.

As at June 30, 2016, we were in compliance with our covenants under the Facilities.

Equipment Finance Facility

In October 2013, we entered into an equipment financing facility to finance the purchase of components of the mobile fleet at our Constancia operations. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis, and are secured by the financed equipment. As at June 30, 2016, we had approximately $62.6 million owing under the facility.

Financial Condition

Financial Condition as at June 30, 2016 compared to December 31, 2015

Cash and cash equivalents increased by $88.1 million from December 31, 2015 to $141.9 million as at June 30, 2016. This increase was mainly a result of operating cash flow of $239.1 million and net borrowings of $31.1 million. Operating cash flow was partly offset by $98.7 million of capital investments primarily at our Peru and Manitoba operations, interest payments of $53.9 million, deposits of restricted cash mostly in Manitoba of $22.7 million and financing costs of $9.6 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital increased by $55.3 million to $112.9 million from December 31, 2015 to June 30, 2016. In addition to the increased cash and cash equivalents position:

−	Current portion of long-term debt decreased by $53.4 million mainly as a result of amendments to the Peru Facility;
−	Trade and other payables decreased by $35.1 million primarily as a result of the timing of capital spending resulting in higher trade payables at December 31, 2015;
−	Inventories increased by $9.4 million mainly as a result of increased stockpile inventory, which is expected to return to normal levels by the end of 2016;
−	Trade and other receivables decreased by $100.0 million primarily due to the timing of sales and receipts of statutory amounts owing;
−	Other liabilities increased by $23.4 million mainly as a result of customer payments received in advance of revenue recognition; and
−	Other financial assets decreased by $13.7 million mainly as a result of market-to-market valuations on QP hedging.

Cash Flows

The following table summarizes our cash flows for the three and six months ended June 30, 2016 and June 30, 2015.

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2016	2015	2016	2015
Loss for the period	(5,703)	(44,290)	(21,491)	(64,127)
Tax expense (recovery)	12,260	(1,528)	11,160	6,829
Items not affecting cash	69,008	64,036	164,104	92,934
Taxes paid	(506)	(1,196)	(6,828)	(1,713)
Operating cash flows before changes in non-cash working capital	75,059	17,022	146,945	33,923
Change in non-cash working capital	62,462	(6,589)	92,126	(23,176)
Cash generated from operating activities	137,521	10,433	239,071	10,747
Cash used in investing activities	(69,485)	(142,965)	(120,826)	(298,468)
Cash (used) generated in financing activities	(11,085)	152,047	(30,584)	224,682
Effect of movement in exchange rates on cash and cash equivalents	(765)	(1,264)	390	(773)

Increase (decrease) in cash and cash equivalents	56,186	18,251	88,051	(63,812)

Cash Flow from Operating Activities

Cash generated from operating activities was $137.5 million in the second quarter of 2016, an increase of $127.1 million compared with the same period last year. Operating cash flows before change in non-cash working capital were $75.1 million during the second quarter of 2016, reflecting an increase of $58.0 million compared to the second quarter of 2015, mainly as a result of higher sales volumes and an improving gross margin following the achievement of commercial production at Constancia. Changes in non-cash working capital generated $62.5 million of cash in the second quarter of 2016 mostly due to the timing of collections of trade and statutory tax receivables.

Year-to-date cash generated from operating activities was $239.1 million in 2016, an increase of $228.3 million compared with the same period last year. This increase is mostly the result of higher sales volumes and gross margins following the achievement of commercial production at Constancia and statutory tax refunds.

Cash Flow from Investing and Financing Activities

During the second quarter of 2016, we used $80.6 million in investing and financing activities primarily driven by capital expenditures of $52.4 million, interest and financing fee payments of $10.6 million, and principal payments of $24.1 million. In addition, a letter of credit issued under our Facilities to support pension obligations of the Manitoba business unit was reissued as a cash-collateralized letter of credit, resulting in an increase in the restricted cash balance of $17.6 million. This was partially offset by net proceeds on long-term borrowings of $19.5 million and net proceeds of $5.0 million related to an issuance of equity in connection with the vesting of restricted share unit awards.

Year-to-date, we used $151.4 million of cash in investing and financing activities primarily driven by capital expenditures, interest and finance fee payments, reclassifications to restricted cash and principal repayments.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months
	ended		Six months ended		Guidance
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
(in $ millions)	2016	2015	2016	2015	2016 [1]
Manitoba sustaining capital expenditures	15.1	12.8	38.7	30.1	80.0
Peru sustaining capital expenditures	30.8	45.1	51.1	68.0	140.0
Total sustaining capital expenditures	45.9	57.9	89.8	98.1	220.0
Arizona other capitalized costs	5.2	15.8	16.7	20.7	30.0
Peru other capitalized costs	9.0	(39.8)	16.2	42.0
Manitoba other capitalized costs	9.7	(4.0)	14.0	6.9
Capitalized exploration	0.9	1.5	1.3	3.0	3.0
Capitalized interest	3.7	10.9	7.4	34.6
Total other capitalized costs	28.5	(15.6)	55.6	107.2
Total accrued capital additions	74.4	42.3	145.4	205.3
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(14.5)	7.3	(23.2)	(8.7)
Capitalized interest	(3.7)	(10.9)	(7.4)	(34.6)
Changes in capital accruals and other	(3.8)	90.7	(16.1)	100.2

Total cash capital additions	52.4	129.4	98.7	262.2

[1]	Sustaining capital expenditure guidance excludes capitalized interest.

Sustaining capital expenditures in Manitoba for the three months ended June 30, 2016 were $15.1 million, an increase of $2.3 million compared to the same period in 2015. This increase is primarily due to increased capital development at our Lalor mine.

Sustaining capital expenditures in Manitoba for the six months ended June 30, 2016 were $38.7 million, an increase of $8.6 million compared to the same period in 2015. This increase is the result of major mobile equipment arriving in the first quarter of 2016. Manitoba capital expenditures are expected to decline over the balance of 2016 and are expected to remain within guidance ranges.

Sustaining capital expenditures in Peru for the three and six months ended June 30, 2016 were $30.8 million and $51.1 million, respectively, a decrease of $14.3 million and $16.9 million, compared to the same period in 2015. This decrease is the result of the cost reduction initiatives.

Sustaining capital expenditures in Peru are expected to be highest during the second and third quarters of 2016, as heavy civil earthworks activity on the Constancia tailings dam ramps up during the dry season. Capital expenditures in Arizona on the Rosemont project are expected to decline substantially over the balance of 2016. Capital expenditures for 2016 are expected to remain within guidance expectations.

Other Peru capitalized costs included capitalized pre-commercial production operating costs, net of pre-commercial production sales receipts as well as decommissioning and restoration adjustments. Other Manitoba capitalized costs include decommissioning and restoration adjustments.

Capital Commitments

As at June 30, 2016, we had outstanding capital commitments in Canada of approximately $0.6 million primarily related to a committed mobile equipment purchase, of which approximately $0.2 million cannot be terminated by Hudbay; approximately $70.6 million in Peru related to sustaining capital costs, of which all can be terminated by Hudbay; and approximately $163.5 million in Arizona, primarily related to the Rosemont project and expected to be paid after the commencement of Rosemont construction, of which approximately $79.7 million cannot be terminated by Hudbay.

Liquidity

As at June 30, 2016, we had total liquidity of approximately $293.5 million, including $141.9 million in cash and cash equivalents, as well as $151.6 million in availability under our Facilities. We expect that our current liquidity and future cash flows will be sufficient to meet our obligations in the coming year.

Outstanding Share Data

As of July 26, 2016, there were 236,231,688 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 21,830,490 common shares of Hudbay were outstanding and Augusta warrants to acquire an aggregate of 1,039,500 common shares of Hudbay and 561,000 warrants of Hudbay were outstanding; there were also options for an aggregate of 1,490,381 common shares outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

	2016			2015			2014

(in $ thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	246,975	253,625	336,641	269,808	150,889	128,713	112,696	170,233
(Loss) profit before tax	6,557	(16,888)	(325,611)	(16,132)	(45,818)	(11,480)	(24,392)	53,934
(Loss) profit	(5,703)	(15,788)	(255,468)	(11,833)	(44,290)	(19,837)	43,594	46,153
(Loss) earnings per share:
Basic	(0.02)	(0.07)	(1.09)	(0.05)	(0.19)	(0.08)	0.19	0.21
Diluted	(0.02)	(0.07)	(1.09)	(0.05)	(0.19)	(0.08)	0.19	0.21
Operating cash flow per share[1,2]	0.32	0.31	0.51	0.34	0.07	0.07	(0.01)	0.06

[1]

Operating cash flow per share is before precious metals stream deposit and change in non-cash working capital. It is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, refer to the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 25 of this MD&A.

[2]

Operating cash flow per share has been restated to reflect the presentation changes with respect to receivable and payable balances associated with copper fixed for floating swaps. For more information on this change, refer to note 4b of our June 30, 2016 condensed consolidated interim financial statements.

With the ramp-up of Constancia since reaching commercial production in the second quarter of 2015, the increased production volumes have generally trended revenues and gross profit higher since the end of 2014, notwithstanding lower realized metals prices. Subsequent to Constancia reaching commercial production, we no longer capitalize interest costs associated with financing Constancia development and therefore those charges are recognized as finance expenses. In addition, mining costs have been favourably impacted in the Manitoba business unit with the weakening of the Canadian dollar versus the US dollar, which lowers costs denominated in Canadian dollars.

In the second quarter of 2016, revenues remained consistent with the first quarter of 2016 as higher realized prices for precious metals offset marginal declines in sales volume due to the timing of production. Gross margins and cash generated from operating activities improved compared to the first quarter of 2016 as costs at Constancia benefited from continued site optimization and the Manitoba business unit benefited from cost reduction efforts as well as the weaker Canadian dollar.

In the first quarter of 2016, we continued to benefit from increased sales volumes following commercial production being attained at Constancia. Lower average realized prices of copper compared to the same quarter of 2015 partially offset the continued strong production volumes from the Peru operations and caused both gross profit and operating cash flow per share to be lower than in the fourth quarter of 2015.

In the fourth quarter of 2015, goodwill and asset impairments for the Peru and Arizona CGUs of $378.9 million were taken mainly as a result of lower expected copper prices and an expected delay in construction at Rosemont, which had a negative impact on profit.

For information on previous trends and quarterly reviews, refer to our MD&A dated February 24, 2016.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow before change in non-cash working capital and operating cash flow per share are included in this MD&A because we believe that they help investors and management to evaluate changes in cash flow generated from the various operations while, in the case of operating cash flow per share, taking into account changes in shares outstanding. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating Cash Flow per Share

The following table presents our calculation of operating cash flow per share for the three and six months ended June 30, 2016 and June 30, 2015:

	Three months ended		Six months ended
(in $ thousands, except shares and	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
per share amounts)	2016	2015	2016	2015
Cash generated in operating activities	137,521	10,433	239,071	10,747
Change in non-cash working capital	(62,462)	6,589	(92,126)	23,176
Operating cash flows before change in non-cash working capital	75,059	17,022	146,945	33,923
Weighted average shares outstanding - basic	235,308,611	234,588,385	235,270,150	234,109,246

Operating cash flows per share	$0.32	$0.07	$0.62	$0.14

Net Debt

The following table presents our calculation of net debt for the three and six months ended June 30, 2016 and June 30, 2015:

	Jun. 30,	Dec. 31,
(in $ thousands)	2016	2015
Total long-term debt	1,309,700	1,274,880
Cash and cash equivalents	(141,903)	(53,852)

Net debt	1,167,797	1,221,028

Cash Cost, Sustaining and All-in Sustaining Cash Cost

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been, and is expected to be, the largest component of revenues. The calculation is presented in four manners:

−

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

−

Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

−

Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate G&A. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

−

All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate G&A, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2016 and 2015. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Six months ended
Net pounds of copper produced[1]
(in thousands)	Jun. 30, 2016	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2015
Manitoba	24,676	21,469	46,140	45,647
Peru	76,499	39,991	140,747	39,991

Net pounds of copper produced[1]	101,175	61,460	186,887	85,638

Consolidated	Three months ended				Six months ended
Cash cost per pound of	Jun. 30, 2016		Jun. 30, 2015		Jun. 30, 2016		Jun. 30, 2015
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	166,860	1.65	148,488	2.42	331,990	1.78	248,385	2.90
By-product credits	(83,357)	(0.82)	(69,788)	(1.14)	(150,074)	(0.80)	(134,478)	(1.57)

Cash cost, net of by-product credits	83,503	0.83	78,700	1.28	181,916	0.97	113,907	1.33

[1]	Contained copper in concentrate, exclusive of Constancia copper produced prior to the achievement of commercial production on May 1, 2015.

Consolidated	Three months ended				Six months ended
Supplementary cash cost	Jun. 30, 2016		Jun. 30, 2015		Jun. 30, 2016		Jun. 30, 2015
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	51,953	0.51	60,365	0.98	102,451	0.55	114,186	1.33
Gold	36,589	0.36	19,003	0.31	57,500	0.31	34,213	0.40
Silver	12,949	0.13	7,041	0.11	23,401	0.13	8,994	0.11
Other	597	0.01	624	0.01	1,327	0.01	1,998	0.02
Total by-product credits	102,088	1.01	87,033	1.41	184,679	1.00	159,391	1.86
Less: deferred revenue	(18,731)	(0.19)	(15,088)	(0.25)	(34,605)	(0.19)	(22,756)	(0.27)
Less: pre-production credits	-	-	(2,157)	(0.04)	-	-	(2,157)	(0.03)
Total by-product credits, net
of pre-production credits	83,357	0.82	69,788	1.12	150,074	0.81	134,478	1.56

Reconciliation to IFRS:
Cash cost, net of by-product credits	83,503		78,700		181,916		113,907
By-product credits	102,088		87,033		184,679		159,391
Change in deferred revenues	(18,731)		(15,088)		(34,605)		(22,756)
Pre-production revenues	-		(2,157)		-		(2,157)
Treatment and refining charges [2]	(26,376)		(11,812)		(54,016)		(19,926)
Share-based payment	293		246		226		490
Pension enhancement	-		17,064		-		17,064
Adjustments related to zinc inventory write-off (reversals)	(2,341)		-		(72)		-
Change in product inventory	(6,405)		(39,704)		2,174		(42,523)
Royalties	2,907		1,784		5,925		3,075
Depreciation and amortization	63,746		30,278		138,159		55,860

Cost of sales	198,684		146,344		424,386		262,425

[1]	Per pound of copper produced.
[2]	Excludes $7,739 of treatment and refining charges which were incurred prior to commercial production during the three and six months ended June 30, 2015.

Peru	Three months ended		Six months ended
(in thousands)	Jun. 30, 2016	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2015
Pounds of copper produced[1]	76,499	58,365	140,747	67,273
Less: pre-production production of copper produced[1]	-	(18,374)	-	(27,282)

Net pounds of copper produced[1]	76,499	39,991	140,747	39,991

Peru	Three months ended				Six months ended
Cash cost per pound of copper	Jun. 30, 2016		Jun. 30, 2015		Jun. 30, 2016		Jun. 30, 2015
produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	14,381	0.19	8,615	0.22	26,913	0.19	8,615	0.22
Milling	27,905	0.36	21,380	0.53	54,534	0.39	21,380	0.53
G&A	10,701	0.14	7,428	0.19	20,057	0.14	7,428	0.19
Onsite costs	52,987	0.69	37,423	0.94	101,504	0.72	37,423	0.94
Treatment & refining	16,606	0.22	4,436	0.11	35,154	0.25	4,436	0.11
Freight & other	11,979	0.16	7,914	0.20	26,313	0.19	7,914	0.20
Cash cost, before by-product credits	81,572	1.07	49,773	1.24	162,971	1.16	49,773	1.24
By-product credits	(7,279)	(0.10)	(458)	(0.01)	(14,793)	(0.11)	(458)	(0.01)

Cash cost, net of by-product credits	74,293	0.97	49,315	1.23	148,178	1.05	49,315	1.23

[1]	Contained copper in concentrate.

Peru	Three months ended				Six months ended
Supplementary cash cost	Jun. 30, 2016		Jun. 30, 2015		Jun. 30, 2016		Jun. 30, 2015
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Gold	4,562	0.06	2,100	0.05	10,928	0.08	2,100	0.05
Silver	7,737	0.10	4,362	0.11	15,826	0.11	4,362	0.11
Other	-	-	-	-	129	-	-	-
Total by-product credits	12,299	0.16	6,462	0.16	26,883	0.19	6,462	0.16
Less: deferred revenue	(5,020)	(0.07)	(3,847)	(0.10)	(12,090)	(0.09)	(3,847)	(0.10)
Less: pre-production credits	-	-	(2,157)	(0.05)	-	-	(2,157)	(0.05)
Total by-product credits, net of pre-production credits	7,279	0.10	458	0.01	14,793	0.11	458	0.01

Reconciliation to IFRS:
Cash cost, net of by-product credits	74,293		49,315		148,178		49,315
By-product credits	12,299		6,462		26,883		6,462
Change in deferred revenues	(5,020)		(3,847)		(12,090)		(3,847)
Pre-production revenues	-		(2,157)		-		(2,157)
Treatment and refining charges[2]	(16,606)		(4,436)		(35,154)		(4,436)
Change in product inventory	(9,873)		(23,761)		(2,788)		(23,761)
Royalties	973		138		2,696		138
Depreciation and amortization	32,030		9,290		77,532		9,290

Cost of sales	88,096		31,004		205,257		31,004

[1]	Per pound of copper produced.
[2]	Excludes $7,739 of treatment and refining charges which were incurred prior to commercial production during the three and six months ended June 30, 2015.

Manitoba	Three months ended		Six months ended
(in thousands)	Jun. 30, 2016	Jun. 30, 2015	Jun. 30, 2016	Jun. 30, 2015

Net pounds of copper produced[1]	24,676	21,469	46,140	45,647

Manitoba	Three months ended				Six months ended
Cash cost per pound of	Jun. 30, 2016		Jun. 30, 2015		Jun. 30, 2016		Jun. 30, 2015
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Mining	29,713	1.20	33,556	1.56	58,768	1.27	63,471	1.39
Milling	10,326	0.42	9,815	0.46	19,317	0.42	19,749	0.43
Refining (zinc)	16,393	0.66	15,468	0.72	32,190	0.70	32,438	0.71
G&A	9,246	0.37	16,176	0.75	19,637	0.43	30,368	0.67
Purchased ore and zinc concentrates	4,996	0.20	10,549	0.49	8,219	0.18	23,451	0.51
Onsite costs	70,674	2.86	85,564	3.99	138,131	2.99	169,477	3.71
Treatment & refining	9,770	0.40	7,376	0.34	18,862	0.42	15,490	0.34
Freight & other	4,844	0.20	5,775	0.27	12,026	0.26	13,645	0.30
Cash cost, before by-product credits	85,288	3.46	98,715	4.60	169,019	3.66	198,612	4.35
By-product credits	(76,078)	(3.08)	(69,330)	(3.23)	(135,281)	(2.93)	(134,020)	(2.94)

Cash cost, net of by-product credits	9,210	0.37	29,385	1.37	33,738	0.73	64,592	1.42

[1]	Contained copper in concentrate.

Manitoba	Three months ended				Six months ended
Supplementary cash cost	Jun. 30, 2016		Jun. 30, 2015		Jun. 30, 2016		Jun. 30, 2015
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	51,953	2.11	60,365	2.81	102,451	2.22	114,186	2.50
Gold	32,027	1.30	16,903	0.79	46,572	1.01	32,113	0.70
Silver	5,212	0.21	2,679	0.12	7,575	0.16	4,632	0.10
Other	597	0.02	624	0.03	1,198	0.03	1,998	0.04
Total by-product credits	89,789	3.64	80,571	3.75	157,796	3.42	152,929	3.35
Less: deferred revenue	(13,711)	(0.55)	(11,241)	(0.52)	(22,515)	(0.49)	(18,909)	(0.41)
Total by-product credits, net of pre-production credits	76,078	3.08	69,330	3.23	135,281	2.93	134,020	2.94

Reconciliation to IFRS:
Cash cost, net of by-product credits	9,210		29,385		33,738		64,592
By-product credits	89,789		80,571		157,796		152,929
Change in deferred revenues	(13,711)		(11,241)		(22,515)		(18,909)
Treatment and refining charges	(9,770)		(7,376)		(18,862)		(15,490)
Share-based payment	293		246		226		490
Pension enhancement	-		17,064		-		17,064
Adjustments related to zinc inventory write-off (reversals)	(2,341)		-		(72)		-
Change in product inventory	3,468		(15,943)		4,962		(18,762)
Royalties	1,934		1,646		3,229		2,937
Depreciation and amortization	31,716		20,988		60,627		46,570

Cost of sales	110,588		115,340		219,129		231,421

[1]	Per pound of copper produced.

Consolidated	Three months ended				Six months ended
All-in sustaining cash cost per	Jun. 30, 2016		Jun. 30, 2015		Jun. 30, 2016		Jun. 30, 2015
pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	83,503	0.83	78,700	1.28	181,916	0.97	113,907	1.33
Sustaining capital expenditures[1]	45,884	0.45	47,449	0.77	89,837	0.48	64,767	0.76
Capitalized exploration	912	0.01	1,452	0.02	1,327	0.01	2,992	0.03
Royalties	2,907	0.03	1,784	0.03	5,925	0.03	3,075	0.04
Sustaining cash cost, net of by-product credits	133,206	1.32	129,385	2.11	279,005	1.49	184,741	2.16
Corporate G&A	10,025	0.10	10,746	0.17	18,368	0.10	19,924	0.23
All-in sustaining cash cost, net of by-product credits	143,231	1.42	140,131	2.28	297,373	1.59	204,665	2.39

[1]	Excludes costs associated with pre-commercial production output.

Peru	Three months ended				Six months ended
Sustaining cash cost per pound	Jun. 30, 2016		Jun. 30, 2015		Jun. 30, 2016		Jun. 30, 2015
of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	74,293	0.97	49,315	1.23	148,178	1.05	49,315	1.23
Sustaining capital expenditures[1]	30,777	0.40	34,699	0.87	51,125	0.36	34,699	0.87
Royalties	973	0.01	138	-	2,696	0.02	138	-
Sustaining cash cost per pound of copper produced	106,043	1.39	84,152	2.10	201,999	1.44	84,152	2.10

[1]	Excludes costs associated with pre-commercial production output.

Manitoba	Three months ended				Six months ended
Sustaining cash cost per pound	Jun. 30, 2016		Jun. 30, 2015		Jun. 30, 2016		Jun. 30, 2015
of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Cash cost, net of by-product credits	9,210	0.37	29,385	1.37	33,738	0.73	64,592	1.42
Sustaining capital expenditures	15,107	0.61	12,750	0.59	38,712	0.84	30,068	0.66
Capitalized exploration	912	0.04	1,452	0.07	1,327	0.03	2,992	0.07
Royalties	1,934	0.08	1,646	0.08	3,229	0.07	2,937	0.06
Sustaining cash cost per pound of copper produced	27,163	1.10	45,233	2.11	77,006	1.67	100,589	2.20

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 5 of our June 30, 2016 consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our June 30, 2016 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended June 30, 2016 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, including anticipated capital and operating cost savings, anticipated production at our mines and processing facilities, events that may affect our operations and development projects, the potential to refurbish the New Britannia mill and utilize it to process ore from the Lalor mine, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

−	the success of mining, processing, exploration and development activities;
−	the success of Hudbay’s cost reduction initiatives;
−	the accuracy of geological, mining and metallurgical estimates;
−	anticipated metals prices and the costs of production;

−	the supply and demand for metals we produce;
−	the supply and availability of concentrate for our processing facilities;
−	the supply and availability of third party processing facilities for our concentrate;
−	the supply and availability of all forms of energy and fuels at reasonable prices;
−	the availability of transportation services at reasonable prices;
−	no significant unanticipated operational or technical difficulties;
−	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
−	the availability of additional financing, if needed;
−	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
−	the timing and receipt of various regulatory and governmental approvals;
−	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
−	the ability to secure required land rights to develop the Pampacancha deposit;
−	maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor and Reed mines;
−	no significant unanticipated challenges with stakeholders at our various projects;
−	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
−	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
−	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
−	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
−	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the economics and permitting of the Rosemont project and related legal challenges), risks related to the maturing nature of our 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, planned infrastructure improvements in Peru not being completed on schedule or as planned, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the permitting and development of the Rosemont project not occurring as planned, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Change in Functional and Presentation Currency

The functional currency of each of our subsidiaries is the currency of the primary economic environment in which the entity operates. We reconsider the functional currency of our entities if there is a change in events and conditions which determined the primary economic environment. Prior to July 1, 2015, our consolidated financial statements were presented in Canadian dollars, which was our and all our material subsidiaries' functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which have a functional currency of US dollars.

The ability of Hudbay Peru to repatriate funds in US dollars, as a result of reaching commercial production in the first half of 2015, and the purchase of Hudbay Arizona have significantly increased our exposure to the US dollar as cash inflows are now predominantly in US dollars and revenue and costs related to Constancia operations and Rosemont development are denominated in US dollars. Consequently, effective July 1, 2015, the US dollar was adopted as our corporate entity’s functional currency on a prospective basis. All our subsidiaries continue to measure the items in their financial statements using their functional currencies.

Effective July 1, 2015, we changed our presentation currency to US dollars from Canadian dollars. This change in presentation currency was made to better reflect our business activities, comprised primarily of US dollar revenues as well as associated US dollar denominated financings, and is consistent with our peers. The consolidated financial statements for all years presented have been translated into the new presentation currency in accordance with International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Presentation of Non-IFRS Financial Performance Measures

We use realized prices as a non-IFRS financial performance measure in our MD&A. For a detailed description, please see the discussion under “Financial Review” beginning on page 11 of this MD&A. In addition, we use operating cash flow per share, sustaining and all-in sustaining cash costs per pound of copper produced, and cash cost per pound of copper produced as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 25 of this MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Director, Business Development and Technical Services at our Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.